September 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Andretti Acquisition Corp. II
Registration Statement on Form S-1
File No. 333-280552

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representative of the underwriters for the proposed public offering of units of Andretti Acquisition Corp. II (the “Company”) pursuant to the above-referenced Registration Statement, hereby joins in the request of the Company for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:30 p.m., Eastern time, on Thursday, September 5, 2024, or as soon as possible thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act, the undersigned advises you that, as of the date hereof, it expects to distribute approximately 300 copies of the Preliminary Prospectus, dated August 22, 2024, to prospective dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced proposed offering.

[Signature Page Follows]

Very truly yours,

BTIG, LLC

By:	/s/ Paul Wood
Name:	Paul Wood
Title:	Managing Director

[Signature Page to Acceleration Request Letter]